Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Hello Muley,

We are sure by now that you have heard the news about salesforce’s acquisition of MuleSoft! As you may imagine, this news has a pretty big impact on MuleSoft stock option holders such as yourself. Please review this message and the attached notice carefully as they explain how the acquisition impacts your outstanding options.

Upon closing of the acquisition, each of your then outstanding options (options you have not exercised or that have not already terminated) will be cancelled in exchange for the following:

1) $36 in cash, plus

2) the cash equivalent of 0.0711 of a share of salesforce stock (CRM) (the value of such share of CRM stock will be calculated in accordance with the terms of the merger agreement)

3) less the exercise price of the option

This payment, less applicable tax withholding, will be made within 5 business days of the acquisition close.

For example, let’s say you have 1,000 outstanding options with an exercise price of $7.00 and the average trading price of CRM is $125 when the acquisition closes:

Outstanding Options	Exercise Price	Exercise Cost	$36 Cash	0.0711 * $125	Gross Payout	Net Payout*
1,000	$7.00	$7,000	$36,000	$8,887.50	$44,887.50	$37,887.50

*	This amount will be reported as income on your 2018 tax filing

In this example, you would receive $44,887.50 less your option exercise cost of $7,000 for a payment of $37,887.50 before applicable taxes are withheld.

Please note that this amount will be reported as income on your 2018 tax statements. If tax withholding is required in your country, MuleSoft will withhold accordingly and report that amount through payroll. Any additional income tax owed is your responsibility. Please consult a tax professional on how this will impact your personal situation.

You may continue to exercise your options, subject to the MuleSoft Insider Trading Policy, until Friday, April 20th. After that, all exercise activity will be frozen until the acquisition closes. If you exercise between now and then, you will have the same rights as all other current shareholders with regards to the merger consideration. This consideration consists of 1) $36 in cash and 2) 0.0711 shares of CRM stock for each share of MULE.

If you have any additional questions, please review salesforce’s Schedule TO and S-4 filings and MuleSoft’s Schedule 14D-9 filing as well as the attached notice for further details regarding the treatment of your options. If you have any questions do not hesitate to contact us at MuleSoft@stock.com.

All the best,

The MuleSoft Stock Team

Forward-Looking Statements

This communication contains forward-looking information related to MuleSoft, Inc. (“MuleSoft”) and the acquisition of MuleSoft by salesforce.com, inc. (“salesforce”) that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, MuleSoft’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of MuleSoft, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of MuleSoft to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; MuleSoft’s ability to successfully integrate MuleSoft’s operations; MuleSoft’s ability to implement its plan, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; MuleSoft’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of MuleSoft’s common stock or on MuleSoft’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which MuleSoft participates; MuleSoft’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; MuleSoft’s ability to protect its intellectual property rights and develop its brand; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to MuleSoft can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings MuleSoft makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of MuleSoft’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. MuleSoft assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed acquisition, salesforce.com, inc. (“salesforce”) commenced an exchange offer for the outstanding shares of MuleSoft, Inc. (“MuleSoft”) on April 2, 2018. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of MuleSoft, nor is it a substitute for any offer materials that salesforce and MuleSoft filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. Salesforce filed exchange offer materials on Schedule TO with the SEC, and MuleSoft filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. In addition, salesforce filed a registration statement on Form S-4 related to the transaction with the SEC in connection with the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce are available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft are available free of charge under the SEC filings heading of the Investors section of MuleSoft’s website at https://investors.mulesoft.com/.